NEWS RELEASE

Augusta Arranges US$26 Million Increase to Red Kite Loan Facility

Toronto, Ontario, November 20, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “Company”) is pleased to announce that the Company and RK Mine Finance Trust I (“Red Kite”) have signed a term sheet for a US$26,000,000 increase (“Additional Commitment”) to the existing US$83,000,000 Red Kite loan (“Existing Loan”). The Additional Commitment and the Existing Loan, together totalling US$109,000,000, are referred to as the Expanded Loan.

“Red Kite continues to show their strong support of Augusta,” Gil Clausen, Augusta’s President and CEO comments. “This additional funding demonstrates their confidence in the Rosemont Copper Project and comfortably sees us through our last stages of permitting, allowing us to advance toward a construction decision, which is expected in the first half of next year.”

The Additional Commitment will be separated into four tranches: The first tranche of US$3.5 million will be available for draw down upon completion and signing of final documentation. The second tranche of US$10 million will be available for draw down upon publication of Rosemont’s final Environmental Impact Statement (EIS) and draft Record of Decision (ROD) by the U.S. Forest Service (USFS). The final EIS is expected to be published in November 2013, with the printed final EIS and draft ROD to be issued by mid-December 2013. The third tranche of US$7.5 million will be available for draw down upon publication of Rosemont’s final ROD by the USFS. The fourth tranche of US$5 million will be available for draw down upon issuance of the final Clean Water Action Section 404 Permit by the Army Corps of Engineers.

The terms for the Expanded Loan are substantially similar to the Existing Loan, including interest payable at LIBOR plus 4.50%, except the Company has the option to extend the maturity date of the entire loan amount by up to three months to no later than October 21, 2014 for an extension fee.

In connection with the Expanded Loan, Augusta will pay an arrangement fee of 2% of the Additional Commitment and issue a total of 3.3 million common share purchase warrants (“Warrants”) to Red Kite at a price of US$2.12 per share subject to amendment if certain conditions are not met. The Warrants will expire on December 2, 2016.

No additional concentrate commitments are connected to the Additional Commitment. 30% of Augusta’s concentrate remains uncommitted.

Closing of the Expanded Loan transaction is subject to customary legal due diligence for these types of loan transactions, all regulatory approvals and final definitive documentation.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

ABOUT RK MINE FINANCE
RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors. Further information on RK Mine Finance can be found at www.rkminefinance.com.

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com